Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

September 30, 2025

Via EDGAR CORRESPONDENCE

Ms. Kalkidan Ezra

Ms. Shandy Pumphrey

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc. Registration Statement on Form N-14 File No. 333-289816

Dear Ms. Ezra and Ms. Pumphrey:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced registration statement filed on Form N-14 (the “Registration Statement”) for AB Active ETFs, Inc. (“Registrant”). The Registration Statement, which was filed with the SEC on August 22, 2025, relates to the acquisition of Emerging Markets Portfolio, a series of Sanford C. Bernstein Fund, Inc., by AB Emerging Markets Opportunities ETF, a series of Registrant. A delaying amendment was filed on September 5, 2025 following a preliminary discussion with Ms. Pumphrey on September 4, 2025.

You provided the Staff’s comments to me, Chandler H. Marshall and Alexandra K. Alberstadt over Microsoft Teams on September 17, 2025. Defined terms used herein are as defined in the Registration Statement. The Staff’s comments and responses thereto are set forth below. The changes referenced below will be made to the Information Statement/Prospectus and reflected in a subsequent Form N-14/A filing.

Legal Disclosure Comments

Comment 1:	Please disclose what costs are associated with the Acquisition, including repositioning costs, as noted on page (viii) under the question “Who will bear the expenses of the Acquisition?”

Response:	The costs of the Acquisition are expected to include legal, audit and printing and mailing expenses, which are estimated at approximately $330,000. Portfolio repositioning is also expected to result in brokerage and other implicit transaction-related costs, such as market impact costs. Under current conditions and assumptions, the Adviser estimates that if the Acquisition was the sole reason for portfolio transactions the maximum repositioning cost (inclusive of implicit costs) would be approximately $4.5 million. Based on the continued operation of the Acquired Portfolio and changes in market conditions pending the closing of the Acquisition, the Adviser believes that the estimated repositioning expenses are too variable to be disclosed with certainty in the N-14.

Comment 2:	Please hyperlink the reference to “Exhibit A” listed on page 6 in the “Summary” section of the Information Statement/Prospectus.

Response:	Registrant has revised the Information Statement/Prospectus in response to this comment.

Comment 3:	Please identify any material differences between the principal strategies of each of the Acquired Portfolio and Acquiring Portfolio as described on page 10 under “What are the principal risks of an investment in the Portfolios?”

Response:	Registrant notes that a detailed comparison of the principal strategies of the Acquired Portfolio and Acquiring Portfolio begins on page 17 of the Information Statement/Prospectus. In addition, disclosures under “Questions and Answers – Will the Acquisition affect the way my investments are managed?” (page vi) and “Information about the Acquisition – Reasons for the Acquisition and Board Considerations” (page 27) address the differences in the strategies of the Portfolios and in the Adviser’s implementation of those strategies. Registrant believes that these and other disclosures in the Information Statement/Prospectus address the material differences between the principal investment strategies of the Portfolios.

Accounting Comments

Comment 1:	Please confirm the fees presented for the Acquired Portfolio in the fee tables represent the current fees of the Portfolio in accordance with Item 3 of Form N-14.

Response:	Registrant confirms that the referenced fees reflect the current fees of the Portfolio as required by Item 3 of Form N-14.

Comment 2:	Please review references to the Acquired Portfolio having a net expense ratio, since there is no expense limitation or fee waiver and the presentation will reflect gross expenses.

Response:	Registrant has revised the Information Statement/Prospectus in response to this comment.

Comment 3:	The Staff notes that the capitalization table has a pro forma adjustment of $165,531. It appears that this amount includes the reorganization costs borne by the Acquired Portfolio as well as adjustment for fractional shares. Please explain how much of the adjustment amount comprises the reorganizational costs borne by the Acquired Portfolio. Please consider including a reference to this dollar figure throughout the Information Statement/Prospectus where it notes that expenses of the Acquisition will be borne by the Acquired Portfolio.

Response:	Registrant confirms that approximately $165,000 of the pro forma adjustment relates to expenses of the Acquisition. Registrant has revised the Registration Statement to include reference to the expenses of the Acquisition, including legal, audit and printing and mailing costs.

Comment 4:	Please confirm which entity will pay the reorganization expenses if the reorganization is not consummated.

Response:	Registrant has revised the Information Statement/Prospectus in response to this comment.

Comment 5:	Please make the pro forma adjustments to Net Assets and Shares Outstanding in the capitalization table negative numbers. Additionally, please check the math on the Shares Outstanding row and adjust the Net Asset Value Per Share row accordingly.

Response:	Registrant has revised the capitalization table in response to this comment.

Comment 6:	Please delete the disclosure under “Comparison of Investment Advisory Fees” that states the Adviser will not be able to recoup fees waived or expenses capped from the prior period of operations of the Acquired Portfolio, as there appears to be no expense limitation agreement for the Acquiring Portfolio.

Response:	Registrant has revised the Information Statement/Prospectus in response to this comment.

Comment 7:	The Staff notes a change in independent accountants for the Emerging Markets Portfolio following the Acquisition. Please confirm that AB Emerging Markets Opportunities ETF will include the change of accountant disclosures required by Item 304 of Regulation S-K.

Response:	Registrant confirms that the Portfolio will include the referenced disclosure, as required by Item 304 of Regulation S-K.

Comment 8:	The Staff notes that the Acquiring Portfolio had $5.8 million in net assets as of the date of review. Please confirm the percentage of assets that were funded internally by affiliates of the Adviser, and how much was funded by external investors.

Response:	Registrant confirms that current net assets were funded internally by the Adviser or by affiliates of the Adviser.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely,

/s/ Anna C. Weigand
Anna C. Weigand

cc:	Stephen J. Laffey, Esq.
Paul M. Miller, Esq.
Alexandra K. Alberstadt, Esq.
Chandler H. Marshall, Esq.

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